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                            June 14, 2024

       Fanghan Sui
       Chief Executive Officer
       Battery Future Acquisition Corp.
       8 The Green, #18195
       Dover, DE 19901

                                                        Re: Battery Future
Acquisition Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-41158

       Dear Fanghan Sui:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Statements of Changes in Shareholders' Deficit, page F-5

   1. Please reconcile the accretion for shares subject to redemption amounts presented herein to the accretion of
carrying value to redemption value amounts disclosed in the table on page F-13 for both 2022
and 2023.
       Notes to Financial Statements
       Note 2 - Summary of Significant Accounting Policies
       Net Income per Ordinary Share, page F-14

   2. You disclose in Note 1 that you have elected to immediately recognize the changes in the redemption value of
your Class A ordinary share subject to possible redemption in accordance with ASC
480-10-S99. Please tell us how you reflected this recognition of changes in redemption
value in the allocation of net income to calculate your basic and diluted net income per
share. Refer to ASC 260-10-45-59A and 45-60B.
 Fanghan Sui
Battery Future Acquisition Corp.
June 14, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have any questions.



FirstName LastNameFanghan Sui                             Sincerely,
Comapany NameBattery Future Acquisition Corp.
                                                          Division of
Corporation Finance
June 14, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName